Dear, $[UD:FIRST_NAME||]$

We hope you're doing well!

As one of our valued Emerald Club members, you're invited to join us for tonight's exclusive Emerald Club Zoom Meeting. This is a private update reserved for our Emerald Club community, where you'll receive the latest news and behind-the-scenes insights before they're shared publicly.

We'll be discussing exciting developments at Fan Cruise, upcoming initiatives, important company progress, and what's next as we continue building something truly special. This is also your opportunity to ask questions and hear directly from our leadership team.



WBC
WBC
FAN CRUISE
A LEGACY OF GIVING BACK
JOSE SULAIMAN CHARITABLE FUND
WBC

Meeting Details

Date: Tuesday, June 30, 2026

Time:

- 7:30 PM Eastern
- 6:30 PM Central
- 5:30 PM Mountain
- 4:30 PM Pacific